UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Adaptive Medias, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

60249A102
(CUSIP Number)

Omar Akram
23 Mauchly, Suite 106
Irvine, CA
92618 (949) 679-0792

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60249A102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Omar Akram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See Item 3 of this Schedule 13D) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of	7.	Sole Voting Power	1,480,000 (1.1)%[1]
Shares
Beneficially	8.	Shared Voting Power	1,480,000 (1.1%)
Owned by
Each	9.	Sole Dispositive Power	1,480,000 (1.1%)
Reporting
Person With	10.	Shared Dispositive Power	1,480,000 (1.1%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,000 (1.1%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.1%. The percentage is calculated using 133,520,776 outstanding shares of the Issuer’s Common Stock as of November 19, 2013

14.	Type of Reporting Person (See Instructions) IN

1 Consists of 980,000 shares of Issuer’s Common Stock, $0.001 par value (the “Common Stock”) and an option to purchase 500,000 shares of Common Stock at an exercise price of $0.09 per share.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Adaptive Medias, Inc., whose principal executive office is located at 23 Mauchly, Suite 106, Irvine, CA 92618 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Omar Akram (the “Reporting Person”).

(b) The business address of the Reporting Person is 23 Mauchly, Suite 106, Irvine, CA 92618.

(c) The Reporting Person is Vice President of Product and Technology and Director of the Issuer.

(d) No.

(e) No.

(f) U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On July 15, 2013 the Reporting Person received a gift of 980,000 restricted shares of Issuer’s Common Stock. The Reporting person acquired the remainder of his holdings as a performance incentive from the Issuer on July 26, 2013.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns or has the right to acquire up to 1,480,000 shares of Common Stock, representing 1.1% of the outstanding shares of Common Stock of the Issuer (based upon 133,520,776 shares of Common Stock issued and outstanding as of November 19, 2013).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 1,480,000 shares of the Common Stock of the Issuer.

(c) The Reporting Person acquired 980,000 shares of Common Stock as a gift on July 15, 2013 and acquired the remainder of his holdings from the Issuer as a performance incentive on July 26, 2013.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer, as set forth below.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 10, 2014

/s/ Omar Akram
Omar Akram